Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

INTERNATIONAL COAL GROUP, INC. ANNOUNCES PURCHASE PRICE IN

TENDER OFFER FOR 9.00% CONVERTIBLE SENIOR NOTES DUE 2012

Scott Depot, West Virginia, April 1, 2010 – International Coal Group, Inc. (NYSE:ICO) (“ICG” or the “Company”) announced today the purchase price in its cash tender offer for any and all of the $139.5 million aggregate principal amount of its outstanding 9.00% Convertible Senior Notes due 2012 (CUSIP Nos. 45928HAD8, 45928HAE6) (the “Convertible Notes”). The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2010 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”).

The Company is offering to purchase for cash any and all of the outstanding Convertible Notes for a purchase price of $1,191.33 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest to, but not including, the payment date. The purchase price was determined in accordance with the pricing formula set forth in the Offer Documents, as the sum of 98.288 times $4.54, the arithmetic average of the daily volume-weighted average prices of the Company’s common stock beginning on March 8, 2010 and ending on April 1, 2010, plus $745.10.

The Company has engaged UBS Investment Bank and Morgan Stanley as Dealer Managers for the tender offer. Persons with questions regarding the tender offer should contact UBS Investment Bank toll-free at (888) 719-4210 or collect at (203) 719-4210 or Morgan Stanley toll-free at (800) 624-1808 or collect at (212) 761-5384. Requests for documents should be directed to D. F. King & Co., Inc., the Information Agent and Depositary for the tender offer, at (212) 269-5550 (banks and brokers) or (800) 431-9633 (all others).

This press release is for information purposes only and is not an offer to purchase or a solicitation of acceptance of the offer to purchase with respect to any of the Convertible Notes. The tender offer is being made pursuant to the Offer Documents, including the Offer to Purchase, that the Company is distributing to holders of Convertible Notes. Holders are strongly advised to read the Offer Documents filed by the Company with the Securities and Exchange Commission (the “SEC”), because they contain important information. These documents are available at no charge at the SEC’s website at http://www.sec.gov. The tender offer is not being made to holders of Convertible Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release contains “forward-looking statements” within the meaning of federal securities law. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control. Such risks and uncertainties include, but are not limited to, the completion of the tender offer.

General Information

ICG is a leading producer of coal in Northern and Central Appalachia and the Illinois Basin. The Company has 13 active mining complexes, of which 12 are located in Northern and Central Appalachia and one in Central Illinois. ICG’s mining operations and reserves are strategically located to serve utility, metallurgical and industrial customers domestically and internationally.

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For more information, contact Ira Gamm, Vice President – Investor and Public Relations, at (304) 760-2619.